UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2022

PHP Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40696	86-3368971
(Commission File Number)	(IRS Employer Identification No.)

CT 10-06, Level 10

Corporate Tower Subang Square

Jalan SS15/4G

Subang Jaya

47500 Selangor, Malaysia

Registrant’s telephone number, including area code +60 3 5888 8485

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one-half of one redeemable warrant, and one right to acquire one-tenth of one share of Class A common stock	PPHPU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	PPHP	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common stock	PPHPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PPHPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 8, 2022, PHP Ventures Acquisition Corp., a Delaware corporation (“PHP”) entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) with Modulex Modular Buildings Plc, a company registered in England and Wales with company number 07291662 (“Modulex”) and Modulex Merger Sub, a to-be-formed Cayman Islands exempted company and wholly-owned subsidiary of Modulex (“Merger Sub”), collectively referred to as the parties. Merger Sub will be formed prior to consummation of the Business Combination Agreement and will become a party to the Business Combination Agreement by joinder at the time of its formation.

Business Combination

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, upon the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”):

●	The Parties will effect the merger of PHP with and into Modulex Merger Sub, with Merger Sub continuing as the surviving entity (the “Merger”), following which the separate corporate existence of PHP shall cease and Merger Sub shall change its name to a form of Modulex Modular Buildings and continue as the surviving entity and a wholly-owned subsidiary of Modulex.

●	As a result of the Merger and the Business Combination, all the issued and outstanding capital stock of PHP shall be converted into the right to receive one (1) ordinary share of Modulex (“Modulex Ordinary Shares”) upon the terms set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, all in accordance with the terms of the Business Combination Agreement.

Merger Consideration

As consideration for the Merger, the holders of PHP common stock (“PHP Common Stock”), as of immediately prior to the effective time of the Business Combination, shall be entitled to receive an equal number of Modulex Ordinary Shares. Modulex will assume all the outstanding warrants of PHP, and each PHP warrant (the “PHP Warrants”) will become a warrant to purchase the same number of Modulex Ordinary Shares (the “Modulex Warrants”) being assumed. Each PHP right to acquire one-tenth (1/10) of one share of PHP Common Stock (the “PHP Rights”) shall become the right to receive one-tenth (1/10) of one Modulex Ordinary Share (the “Modulex Rights”). In furtherance of the Business Combination, and in accordance with the terms of the Business Combination Agreement, PHP shall provide an opportunity for PHP stockholders to have their outstanding shares of PHP Common Stock redeemed on the terms and subject to the conditions set forth in the Business Combination Agreement and PHP’s certificate of incorporation and bylaws, each as amended from time to time.

Representations and Warranties; Covenants

Pursuant to the Business Combination Agreement, the parties made customary representations and warranties for transactions of this type as of the date of the Business Combination Agreement. The representations and warranties made by PHP and Modulex will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

In addition, the parties to the Business Combination Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties to use commercially reasonable efforts to operate their respective businesses in the ordinary course, to refrain from taking certain specified actions without the prior written consent of the applicable party, not to engage in trading on material nonpublic information and to maintain confidentiality, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to disparage each other or to solicit, negotiate or enter into a competing transaction. PHP has covenanted to hold a meeting of PHP stockholders for the purpose of approving the Business Combination and the Business Combination Agreement. The covenants further provide that PHP and Modulex shall cooperate on a best efforts basis to enter into subscription agreements for a private equity investment in PHP or Modulex, or both PHP and Modulex, on terms mutually acceptable to both parties. The covenants of the parties in the Business Combination Agreement generally will not survive the Closing, subject to certain exceptions, including certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing.

Conditions to Each Party’s Obligation to Close

Pursuant to the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the representations and warranties of the respective parties being true and correct subject to the materiality standards contained in the Business Combination Agreement; (b) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Business Combination Agreement; (c) the approval by PHP’s stockholders of the Business Combination; (d) the approval by Modulex’s stockholders of the Business Combination; (e) any waiting period applicable to the consummation of the Business Combination Agreement under any antitrust laws shall have expired or been terminated; (f) all consents required to be obtained from any governmental authority in order to consummate the Business Combination, as set forth in the Business Combination Agreement, shall have been obtained or made; (g) the consents required to be obtained from or made with any third person in order to consummate the Business Combination, as set forth in the Business Combination Agreement, shall have each been obtained or made; (h) no governmental authority shall have enacted any law or order which has the effect of prohibiting the consummation of the Business Combination; (i) the registration statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the registration statement; (j) upon the Closing, after giving effect to the redemption and the PIPE investment, PHP or Modulex shall have net tangible assets of at least $5,000,001; (k) Modulex’s initial listing application with Nasdaq in connection with the Business Combination shall have been approved, and the Modulex Ordinary Shares shall have been approved for listing on Nasdaq; (l) the members of the post-closing company board of directors shall have been elected or appointed as of the Closing in accordance with the requirements set forth in the Business Combination Agreement; (m) Modulex shall (i) have consummated the Recapitalization, as defined in the Business Combination Agreement and (ii) provided evidence that the Modulex’s stockholder have adopted the Amended and Restated Articles of Association of Modulex in form and substance mutually agreeable to PHP and Modulex; and (n) Modulex shall qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, by the mutual written consent of PHP and Modulex, if any of the conditions to the Closing has not been satisfied or waived by February 3, 2023, if prohibited by a governmental authority, after an uncured breach by a party of the representations, warranties, covenants, or agreements contained in the Business Combination Agreement, after a material adverse effect on PHP or Modulex, if the PHP’s stockholders do not approve the Business Combination, or if Modulex’s stockholders do not approve the Business Combination. If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement will terminate and will be of no further force and effect (except those certain obligations will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of an representation, warranty, covenant or obligation under the Business Combination Agreement prior to such termination.

Governing Law and Arbitration

The Business Combination Agreement is governed by Delaware law. All Actions arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in the Chancery Courts of the State of Delaware. The internal affairs of Modulex and any provisions of the Business Combination Agreement that are expressly or otherwise required to be governed by English law shall be respectively governed by English law.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Business Combination Agreement provides investors with information regarding its terms and is not intended to provide any other information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual statements of fact about the parties. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in PHP’s public disclosures. Stockholders of the PHP and other interested parties are urged to read the Business Combination Agreement in its entirety.

Voting Agreements and Sponsor Support Agreement

In connection with entry into the Business Combination Agreement, all pre-Merger directors, officers and founding shareholders of Modulex Ordinary Shares will be subject to a lockup of 90% of their shares for a period ending three years from the closing of the merger. Additionally, minority shareholders of Modulex will be subject to a lockup of 90% of their shares for a period of two years from the closing date of the merger. The closing of this proposed Transactions is subject to agreement to these lockups by 90% of the minority shareholders and founding shareholders, respectively, which term may be amended or waived by PHP at their sole discretion..

In connection with entry into the Business Combination Agreement, PHP, the Sponsor and Modulex entered into a Sponsor Voting Agreement pursuant to which the Sponsor has agreed to vote its PHP securities in favor of the approval of the Business Combination Agreement and the Business Combination and to take other customary actions to cause the Business Combination to occur.

The foregoing descriptions of the Voting and Support Agreements and the Sponsor Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of Voting and Support Agreements and the Sponsor Voting Agreement, copies of which are filed herewith as Exhibits 10.1 and 10.2 respectively.

Agreements to Be Effective as of or Entered into at Closing

At the Closing, PHP, Modulex, and certain directors, officers and stockholders of Modulex (the “Subject Parties”) will enter into a lock-up agreement (the “Lock-Up Agreement”), which, among other things, and subject to certain exceptions, will provide for the Modulex securities held by the Subject Parties to be locked-up for a period commencing on the date of the Closing and ending on the earlier of (i) the date that is three (3) years after the date of the Closing, or (ii) the date on which the closing price of the Modulex Ordinary Shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period, and (z) the date after the Closing on which Modulex consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Modulex Stockholders having the right to exchange their Modulex Ordinary Shares for cash, securities or other property.

At the Closing, Modulex and certain holders of Modulex’s securities (the “Holders”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Modulex will be obligated to file a registration statement to register the resale of all the registrable securities held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

At the Closing, PHP, Modulex, and the Sponsor will enter into a founder registration rights agreement (the “Founder Registration Rights Agreement”) pursuant to which, among other things, all of the rights and obligations of PHP under the Registration Rights Agreement, dated as of August 16, 2021 (the “Original Agreement”), shall be assigned and delegated to and assumed by Modulex.

At the Closing, Modulex intends to adopt an Equity Incentive Plan (the “Equity Incentive Plan”) which will provide for the grant of equity incentives up to a maximum of 5% of the shares of the Ordinary Shares outstanding at the time of effectiveness of the Equity Incentive Plan to the directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Modulex.

At the Closing, Modulex shall enter into employment contracts (the “Employment Agreements”) with minimum terms of three (3) years with each of the Senior Executive Officers, as defined in the Business Combination Agreement. Modulex may determine to enter into a new employment agreement with certain of its executives who are not Senior Executive Officers on terms to be reasonably determined by Modulex in consultation with PHP.

The foregoing descriptions of the Voting and Support Agreements, the Sponsor Voting Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Founder Registration Rights Agreement, the Equity Incentive Plan, and the Employment Agreements do not purport to be complete.

Prospectus and Proxy Statement

As promptly as practicable after the effective date of the Business Combination Agreement, the PHP will file with the SEC a Registration Statement on Form F-4 containing a prospectus and proxy statement (as amended or supplemented, the “Prospectus and Proxy Statement”), and certain related documents, in connection with a meeting of its stockholders in connection with a special meeting of the Modulex’s stockholders to be held to consider approval and adoption of (i) the Business Combination Agreement and the Business Combination; (ii) the issuance of the Modulex Ordinary Shares and Warrants in connection with the Business Combination; the issuance of the PHP Common Stock in the PIPE investment by PHP stockholders; (iii) any amendments required to the PHP’s certificate of incorporation; (vi) such other matters as the parties mutually determine to be necessary or appropriate in order to effect the Business Combination; and (vii) the adjournment of the special meeting of PHP’s stockholders, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of PHP.

Stock Exchange Listing

Modulex shall assist PHP in obtaining Nasdaq approval of the Business Combination and the change of control resulting from the Business Combination and in filing any listing application necessary for the listing of Modulex on Nasdaq as a successor to PHP. During the period from the date hereof until the Closing, PHP will use commercially reasonable efforts to maintain the listing of its units, Class A common stock, warrants, and rights for trading on the Nasdaq Capital Market.

Item 7.01.	Regulation FD Disclosure.

On December 8, 2022, PHP issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation that is available on the Company’s website.

The information in this Item 7.01, including Exhibit 99.1 and 99.2, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

As discussed above, PHP intends to file the Prospectus and Proxy Statement with the SEC, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. PHP’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the Business Combination and other Stockholder Approval Matters, as these materials will contain important information about PHP, Modulex, the Business Combination and the other Stockholder Approval Matters. When available, the Prospectus and Proxy Statement and other relevant materials for the Business Combination and other Stockholder Approval Matters will be mailed to stockholders of PHP as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: PHP Ventures Acquisition Corp., CT 10-06, Level 10, Corporate Tower Subang Square, Jalan SS15/4G, Subang Jaya, 47500 Selangor, Malaysia.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or a potential PIPE financing and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

PHP and its directors and executive officers may be deemed participants in the solicitation of proxies from PHP’s stockholders with respect to the Business Combination and related matters. A list of the names of those directors and executive officers and a description of their interests in PHP is contained in PHP’s Registration Statement on Form S-1, as filed on June 4, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to PHP Ventures Acquisition Corp., CT 10-06, Level 10, Corporate Tower Subang Square, Jalan SS15/4G, Subang Jaya, 47500 Selangor, Malaysia. Additional information regarding the interests of such participants will be contained in the Prospectus and Proxy Statement when available.

Modulex and its directors, managers, and executive officers may also be deemed to be participants in the solicitation of proxies from PHP’s stockholders in connection with the Business Combination and related matters. A list of the names of such parties and information regarding their interests in the Business Combination and related matters will be included in the Prospectus and Proxy Statement when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Modulex’s industry and market sizes, future opportunities for PHP and Modulex, PHP’s and the Modulex’s estimated future results and the transactions contemplated by the Business Combination Agreement, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the transactions contemplated by the Business Combination Agreement. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination, within the meaning of the federal securities laws. Forward-looking statements may include, but are not limited to, statements with respect to Modulex’s products, the likelihood of regulatory approval of such products and their proposed uses; Modulex’s growth prospects and Modulex’s potential target markets, as well as the size of those markets; Modulex’s projected financial and operational performance; new product and service offerings Modulex may introduce in the future; the potential business combination, including the implied enterprise value, the expected post-closing ownership structure and the likelihood and ability of the parties to successfully consummate the potential transaction; the anticipated effect of the announcement or pendency of the proposed business combination on PHP Ventures’ or Modulex’s business relationships, performance, and business generally; and other statements regarding PHP Ventures’ and Modulex’s expectations, hopes, beliefs, intentions or strategies regarding the future.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “outlook,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of any proxy statement relating to the proposed business combination, which is expected to be filed by PHP Ventures with the SEC, other documents filed by PHP Ventures from time to time with SEC, and any risk factors made available to you in connection with PHP Ventures, Modulex and the transaction. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of PHP Ventures and Modulex), and other assumptions, that may cause the actual results or performance to be materially different from those expressed or implied by these forward-looking statements. No assurance can be given that the business combination discussed above will be completed on the terms described, or at all. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of PHP Ventures, including those set forth in the Risk Factors section of the Registration Statement and preliminary proxy statement for the proposed Business Combination. Copies of these documents are or will be available on the SEC’s website, www.sec.gov. PHP Ventures undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

In addition to factors previously disclosed in PHP Ventures’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the transactions contemplated by the Business Combination Agreement may not be completed in a timely manner or at all, which may adversely affect the price of PHP Ventures’ securities; (ii) the risk that the transactions contemplated by the Business Combination Agreement may not be completed by PHP Ventures’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PHP Ventures; (iii) the failure to satisfy the conditions to the consummation of the transactions contemplated by the Business Combination Agreement, including the adoption of the Business Combination Agreement by the stockholders of PHP Ventures, the satisfaction of the minimum cash amount following redemptions by PHP Ventures’ public stockholders, (iv) the receipt of certain governmental and regulatory approvals; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the potential effect of the announcement or pendency of the transactions contemplated by the Business Combination Agreement on Modulex’s business relationships, performance and business generally; (vii) risks that the transactions contemplated by the Business Combination Agreement disrupt current plans and operations of Modulex; (viii) the outcome of any legal proceedings that may be instituted against Modulex or PHP Ventures related to the Business Combination Agreement or the transactions contemplated thereby; (ix) the risk that PHP Ventures will be unable to maintain the listing of PHP Ventures’ securities on Nasdaq Capital Market; (x) the risk that the price of PHP Ventures’ securities, including following the Closing, may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Modulex operates, variations in performance across competitors, changes in laws and regulations affecting Modulex’s business and changes in the capital structure; (xi) the inability to implement business plans, forecasts, and other expectations after the completion of the transactions contemplated by the Business Combination Agreement, and identify and realize additional opportunities; (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Modulex operates, (xiii) the risk of changes in applicable law, rules, regulations, regulatory guidance, or social conditions in the countries in which Modulex’s customers and suppliers operate in that could adversely impact Modulex’s operations or the SPAC market generally; (xiv) the risk of supply chain and supply route challenges, including COVID-19, could result in delays or increased costs for Modulex and partners deploying their technologies; (xv) the risk that Modulex may not achieve or sustain profitability; (xvi) the risk that Modulex will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that Modulex experiences difficulties in managing its growth and expanding operations; (xviii) the inability to complete a PIPE financing on attractive terms or at all; (xix) changes in overall economic conditions that impact spending on Modulex’s products; and (xx) deterioration in conditions of the building construction industry or in broader economic conditions.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties, and other factors, many of which are beyond our control. You should not take any statement regarding past trends, activities, or performance as a representation that the trends, activities, or performance will continue in the future. All information set forth herein speaks only as of the date hereof in the case of information about PHP and Modulex or the date of such information in the case of information from persons other than PHP or Modulex, and we disclaim any intention or obligation to update any forward-looking statements because of developments occurring after the date of this communication. Forecasts and estimates regarding Modulex’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected, and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement

99.1	Press Release dated December 8, 2022

99.2	Business Combination Investor Presentation

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). PHP agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHP VENTURES ACQUISITION CORP.

Date: December 8, 2022	By:	/s/ Marcus Choo Yeow Ngoh
	Name:	Marcus Choo Yeow Ngoh
	Title:	Chief Executive Officer (Principal Executive Officer)